Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 2 DATED SEPTEMBER 6, 2017

TO THE PROSPECTUS DATED APRIL 26, 2017

This sticker supplement no. 2 is part of, and should be read in conjunction with, our prospectus dated April 26, 2017 and sticker supplement no. 1 dated August 25, 2017. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to disclose information regarding an upcoming change in the selling prices for our shares in connection with our establishment of an initial estimated net asset value per share.

Determination of Net Asset Value Per Share as of June 30, 2017

Our board of directors (the “Board”) has commenced the process of determining an initial estimated net asset value (“NAV”) per share of each class of our common stock in accordance with our valuation policy. We intend to establish and announce the estimated NAV per share as of June 30, 2017 on or about September 19, 2017. To assist the Board and our valuation committee, which is comprised solely of our independent directors (the “Valuation Committee”), with establishing an estimated NAV per share of each class of our common stock as of June 30, 2017 (the “Valuation Date”), we engaged CBRE Capital Advisors, Inc., an independent investment banking firm (“CBRE Cap”), to provide a valuation analysis of the Company. The engagement of CBRE Cap was based on a number of factors including, CBRE Cap’s experience in the valuation of assets similar to those owned by us. Upon the receipt of a valuation analysis of the Company from CBRE Cap, which will contain, among other information, a range of per share values for our common stock as of the Valuation Date (a “Valuation Report”), the Valuation Committee will consider the reasonableness of the range of per share values and make a recommendation to our Board, and our Board will approve and adopt an initial estimated NAV per share.

We will establish the initial NAV per share in accordance with our valuation policy and certain recommendations and methodologies of the Investment Program Association, a trade association for non-listed direct investment vehicles (“IPA”), as set forth in IPA Practice Guideline 2013-01 “Valuations of Publicly Registered Non-Listed REITs” (“IPA Practice Guideline 2013-01”). In developing its valuation analysis of the Company, CBRE Cap will also consider IPA Practice Guideline 2013-01.

Once we announce the estimated NAV per share of each class of our common stock as of June 30, 2017, we will file a supplement to this prospectus to update the offering price of each class of our common stock in this offering. These updated selling prices will be effective September 19, 2017. Subscriptions date-stamped as received in good order by our transfer agent prior to and up to 3:00 p.m. CST on September 19, 2017, will be processed at the currently effective offering prices. All subscriptions received, but not in good order, prior to and up to 3:00 p.m. CST on September 19, 2017 will be processed at the respective new public offering price per share class, when all requirements have been met, and subscriptions received after such date will be processed at the updated offering prices announced on September 19, 2017.

Ten business days after we provide notice of the initial estimated NAV per share in accordance with our Amended and Restated Redemption Plan and Distribution Reinvestment Plan (which may be made through a Current Report on Form 8-K or in a Quarterly Report on Form 10-Q), the price for the repurchase of shares under the redemption plan and the price for sales of shares under the reinvestment plan will be equal to the initial NAV per share for each class, as applicable. Therefore, we expect these price changes will take effect on or about October 3, 2017.

CBRE Group, Inc. (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms (in terms of 2016 revenue). CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by us and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we will pay CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings.

During the past three years affiliates of the Company have engaged CBRE Cap and other affiliates of CBRE for various real estate-related services and/or to serve as a third-party valuation advisor. We anticipate that CBRE Cap and other affiliates of CBRE will continue to provide similar services to us and our affiliates in the future. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While the Company and affiliates of the Company have engaged and/or may engage in the future CBRE, CBRE Cap or their affiliates for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap. In the ordinary course of its business, CBRE, its affiliates, directors and officers may structure and effect transactions for its own account or for the accounts of its customers in commercial real estate assets of the same kind and in the same markets as our assets.